Exhibit 99.1

Press Release

AC Immune Strengthens Management, Appoints Madiha Derouazi as CSO and Christopher Roberts as CFO

•	Outstanding scientist and entrepreneur Dr. Madiha Derouazi appointed as new CSO

•	Retiring CSO Dr. Marie Kosco-Vilbois will remain as consultant to ensure smooth handover

•	Christopher Roberts, Interim Chief Financial Officer, confirmed in role on a permanent basis

Lausanne, Switzerland, December 1, 2023 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today announced the appointment, as of January 1st 2024, of Dr. Madiha Derouazi as Chief Scientific Officer and the promotion of Interim Chief Financial Officer Christopher Roberts to Chief Financial Officer. Dr. Derouazi succeeds the former CSO, Dr. Marie Kosco-Vilbois, who is retiring and will remain with AC Immune as an expert consultant in immunology to ensure continuity and a smooth transition.

Dr. Madiha Derouazi, an accomplished immunologist, joins from Speransa Therapeutics where she had been CEO since inception in 2021, leading development of a novel platform of prophylactic vaccines. Previously, she founded AMAL Therapeutics in 2012, an immuno-oncology company developing a new generation of therapeutic cancer vaccines, and served as CEO and CSO of the company until 2022. Dr. Derouazi led AMAL’s acquisition by Boehringer Ingelheim for EUR 425 million in 2019. She holds a PhD in Cellular Biotechnology from the Swiss Federal Institute of Technology (EPFL) in Lausanne which was followed by postdoctoral work concentrating on tumor immunology and vaccine development.

Christopher Roberts joined AC Immune in 2019 and has served as Vice President, Finance and Interim CFO of AC Immune since 2022. He has extensive experience of SEC reporting, initial and follow-on public offerings and financial controls. He is a UK Chartered Accountant and holds a Bachelor of Science in Accounting, Auditing and Finance from Lancaster University.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “I am delighted to welcome Madiha Derouazi as our new CSO and to confirm Chris as CFO. Madiha has an outstanding international track record as an immunologist, entrepreneur, and vaccine developer. Her expertise in vaccines will be invaluable to AC Immune as we continue to transform our company into a global leader in precision medicine to diagnose, treat and prevent neurodegenerative diseases with active immunotherapies and other therapeutic modalities.”

“I would like to take this opportunity to warmly thank Marie for her dedicated service to AC Immune. Her experience has proven instrumental for optimizing our SupraAntigen vaccine technology platform as we have expanded and developed our broad pipeline. We wish her all the best for the future.”

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About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company that aims to become a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features ten therapeutic and three diagnostic candidates, five of which are currently in Phase 2 clinical trials and one of which is in Phase 3. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies including Genentech, a member of the Roche Group, Eli Lilly and Company, and others, resulting in substantial non-dilutive funding to advance its proprietary programs and >$3 billion in potential milestone payments.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CN, CH, GB, JP, KR, NO and RU.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

Head of Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com	U.S. Investors Corey Davis, Ph.D. LifeSci Advisors Phone: +1 212 915 2577 Email: cdavis@lifesciadvisors.com

International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: chris.maggos@cohesionbureau.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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